# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pearl Diver Credit Co Inc., CIK 0001998043
CUSIP: 70476Q100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 747 THIRD AVENUE, 747 THIRD AVENUE, NEW YORK, Wisconsin (WI), 10017
Date of event which requires filing of this statement: 09/10/2025
Amends the filing with accession number 0001437749-24-023649
Filed by CIK 0001697228
Persons authorized to receive notices and communications: Sean Arp, 1848 University Ave, Madison, Wisconsin (WI), 53726, 608-234-0630

## Reporting persons
- University of Wisconsin Foundation (CIK 0001697228): type of reporting person: corporation (CO); citizenship or place of organization: Wisconsin (WI); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,459,021; shared voting power 0; sole dispositive power 1,459,021; shared dispositive power 0; aggregate amount beneficially owned 1,459,021 (21.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Pearl Diver Credit Co Inc.
Address of issuer's principal executive offices: 747 THIRD AVENUE, 747 THIRD AVENUE, NEW YORK, Wisconsin (WI), 10017

## Item 2. Identity and Background
Name of person filing: Name of Person Filing: The name of the reporting person is University of Wisconsin Foundation (the "Reporting Person").
Residence or business address: Address of Principal Business Office: The address of the principal business office of the Reporting Person and the business address of each Governing Person is 1848 University Avenue, Madison, WI 53726.
Present principal occupation or employment: The principal business of the Reporting Person is investments. The principal occupation of each Governing Person is set forth in Annex A hereto.
Criminal convictions in the last five years: Neither the Reporting Person nor, to the Reporting Person's knowledge without independent verification, any Governing Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person nor, to the Reporting Person's knowledge without independent verification, any Governing Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Citizenship/Place of Organization: The Reporting Person is a Wisconsin nonprofit corporation. Each Governing Person is an individual who is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to a series of transactions ended on July 19, 2024, including pursuant to the Issuer's initial public offering that closed on July 19, 2024, the Reporting Person purchased an aggregate of 1,459,221 shares of Common Stock for an aggregate of approximately $29,179,861 in cash. The Reporting Person sold 200 shares of Common Stock for $20 per share on April 15, 2025.

The source of funds used by the Reporting Person to purchase the shares of Common Stock is Working Capital. As used herein, the term "Working Capital" refers to endowment investment assets, including funds received from donors and amounts generated from the investment of those funds.

In the Original Schedule 13D, the Reporting Person disclosed that it may be deemed to be a beneficial owner of the shares of Common Stock directly held be Isthmus Capital LLC ("Isthmus"), of which the Reporting Person is the majority member. As a result of an amendment to the limited liability company agreement of Isthmus (the "Isthmus LLC Agreement"), effective as of the date of this Amendment, the Reporting Person is no longer deemed to be a beneficial owner of the shares of Common Stock held directly by Isthmus.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock were acquired by the Reporting Person for the purpose of investment.

The Reporting Person intends to continue to evaluate the Issuer's business, prospects and financial condition, the market for the Common Stock, monetary and stock market conditions and other further developments. As a part of such evaluation, the Reporting Person may participate in meetings or hold discussions with the Issuer's management, other shareholders, including Isthmus, and other persons in which the Reporting Person may express its views with respect to offerings of shares of Common Stock or potential changes in the operations, assets, capital structure or ownership of the Issuer as a means of enhancing shareholder value. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D.

Depending upon, among other things, the factors set forth above, as well as the liquidity and market price of the shares of Common Stock, the Reporting Person may dispose of all or part of its investment in the Common Stock at any time, including through periodic sales occurring from time to time. Additionally, depending upon factors such as those described above, the Reporting Person reserves the right to (i) acquire additional shares of Common Stock by tender offer, in the open market, in private transactions or otherwise, (ii) propose a merger or similar business combination with the Issuer or its affiliates, or (iii) take any other action with respect to the Issuer.

Except as set forth in this Item 4, neither the Reporting Person nor, to the Reporting Person's knowledge without independent verification, any Governing Person has any present plans or proposals that relate to or that would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person is the beneficial owner of 1,459,021 shares of Common Stock, which constitutes approximately 21.5% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as beneficially owned by the Reporting Person is based upon 6,796,473 shares of Common Stock outstanding as of June 30, 2025.

Except as set forth in this Schedule 13D, to the Reporting Person's knowledge without independent verification, none of the Governing Persons is the beneficial owner of any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over the 1,459,021 shares of Common Stock directly held by the Reporting Person.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person has not effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Isthmus LLC Agreement provides that the managers of Isthmus, acting pursuant to the affirmative vote of such managers required by the terms of the Isthmus LLC Agreement, have the right to manage and dispose of the shares of Common Stock held by Isthmus (the "Isthmus Shares"). The managers of the Isthmus are elected and may be removed with the consent of a majority in interest of the members. Pursuant to the amendment to the Isthmus LLC Agreement and subject to certain thresholds, the Reporting Person delegated the voting authority attributable to its interests to the other members of Isthmus. Such delegation will terminate more than 60 days following the occurrence of certain events.

To the best knowledge of the Reporting Person, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any Governing Person or between the Reporting Person and any other person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The listing of Executive Officers and Directors of University of Wisconsin Foundation of the Original Schedule 13D is hereby amended and restated in its entirety in Exhibit 1:

## Signatures
- University of Wisconsin Foundation: Sean Arp, Chief Operating Officer (09/10/2025)